UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER (12) G OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number of issuing entity: 333-132315-15
SLM PRIVATE CREDIT STUDENT LOAN TRUST 2007-A
(Exact Name of issuing entity as specified in its charter)
Commission File Number of depositor: 333-132315
SLM FUNDING LLC
(Exact Name of Registrant as Specified in its Charter)
12061 Bluemont Way
Reston, VA 20190
703/984-6419
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
SLM Private Credit Student Loan Trust 2007-A
Student Loan-Backed Notes

(Title of each class of securities covered by this form)
$626,000,000 Floating Rate Class A-1 Student Loan-Backed Notes
$566,000,000 Floating Rate Class A-2 Student Loan-Backed Notes
$219,000,000 Floating Rate Class A-3 Student Loan-Backed Notes
$653,891,000 Floating Rate Class A-4 Student Loan-Backed Notes
$73,142,000 Floating Rate Class B Student Loan-Backed Notes
$35,273,000 Floating Rate Class C-1 Student Loan-Backed Notes
$66,000,000 Auction Rate Class C-2 Student Loan-Backed Notes
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☐	Rule 12h-3 (b) (1) (i)	☑
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date: 31

Pursuant to the requirements of the Securities Exchange Act of 1934, SLM Private Credit Student Loan Trust 2007-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SLM PRIVATE CREDIT STUDENT LOAN TRUST 2007-A

	By:	SALLIE MAE, INC., the Administrator

	By:	/s/ MARK W. DALY

	Name:	Mark W. Daly
Date: January 14, 2008	Title:	Vice President